Northern Dynasty: us Environmental Protection Agency withdraws proposed determination

July 30, 2019 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) reports the US Environmental Protection Agency (“EPA”) has taken action to withdraw a Proposed Determination initiated by the Obama Administration in 2014 under Section 404(c) of the Clean Water Act (“CWA”) in an attempt to veto southwest Alaska’s Pebble Project before it received an objective, scientific regulatory review under the National Environmental Policy Act (“NEPA”).

“Today’s announcement means the Environmental Impact Statement (“EIS”) and permitting process for the Pebble Project currently being led by the US Army Corps of Engineers (the “Corps”) may advance to a final Record of Decision in 2020 without the cloud of uncertainty created by EPA’s unprecedented, pre-emptive regulatory action,” said Northern Dynasty President & CEO Ron Thiessen. “The Corps expects to finalize the Pebble EIS in early 2020 and issue a final Record of Decision by the middle of next year.”

The following is excerpted from a statement released today by the Pebble Limited Partnership (“Pebble Partnership” or “PLP”), Northern Dynasty’s 100%-owned US subsidiary:

“Finally, this Administration has reversed the outrageous federal government overreach inflicted on the State of Alaska by the Obama Administration,” said Pebble Partnership CEO Tom Collier.

“This was an action and an Administration that sought to vastly expand EPA’s authority to regulate land use on state, private and Native-owned lands throughout the United States, and in doing so kill one of America’s most important mineral projects before a development plan was proposed or a comprehensive EIS permitting review was undertaken. The Proposed Determination lifted today was a preemptive veto that had never before been attempted in the 45-year history of the Clean Water Act – a fact acknowledged by the former Administrator’s senior staff.”

EPA’s Proposed Determination was not based on a development plan proposed by the Pebble Partnership, but on ‘hypothetical mining scenarios’ prepared by EPA itself, and assessed in an ‘alleged’ scientific study known as the Bristol Bay Watershed Assessment (“BBWA”). Following extensive hearings in the House Committee on Science, Space and Technology, the BBWA was determined to be both a result of an abuse of due process and an unfortunate attempt on EPA’s part to justify its pre-determined intent to kill the Pebble Project before a development plan was proposed or a fair, science-based regulatory review was undertaken.

“Since its founding in 1970, the same year the National Environmental Policy Act was signed into law, the Natural Resources Defense Council (“NRDC”) has championed NEPA and the EIS process as ‘the Magna Carta of environmental protection,” Collier said of the national environmental activist organization that has spearheaded the campaign against Pebble, including through secret collusion with Obama’s EPA.

“In the singular instance of Pebble, however, NRDC has demanded that a project be killed before an EIS is completed. Could it be the NRDC is scared that, if Pebble’s development plan is afforded the opportunity to be comprehensively reviewed by independent experts, it will be found to be permittable under federal and state law, and pose no risk to the salmon fisheries of Bristol Bay?”

Northern Dynasty and the Pebble Partnership expressly thanked Alaska Governor Mike Dunleavy for his leadership in encouraging EPA to withdraw its Proposed Determination.

Collier stated: “As Governor Dunleavy clearly recognizes, major companies will not invest in resource development in Alaska if projects can be vetoed before they receive a fair review. Alaska has needed this kind of leadership for years. Governor Dunleavy appears to be fulfilling his pledge to make sure the world knows Alaska is open for business, and supports responsible resource development.”

The formal withdrawal of EPA’s Proposed Determination is one of a series of important milestones that Pebble believes demonstrate it is progressing steadily toward a positive Record of Decision. Others include:

●

In December 2017, Pebble submitted a permit application to the Corps for a project with a substantially smaller development footprint and enhanced environmental safeguards. This includes: elimination of cyanide from mineral processing; removal of all mine facilities from the Upper Talarik drainage; no permanent waste rock storage on surface; enhanced tailings storage facility safety and stability measures; and, more robust water management and treatment capabilities. Pebble’s application was accompanied by ~$150 million of environmental baseline data —one of the most extensive such databases ever submitted for a mining project in America.

●	In February 2019, the Corps issued the Draft EIS for the Pebble Project – the first time a truly objective, expert analysis of Pebble’s potential environmental impacts has been published in the more than 10 years that debate about the project has raged. We believe the Draft EIS makes clear that the proposed mine will not harm Bristol Bay fisheries.

●	In November 2018 and May 2019, PLP announced Right-of-Way Agreements with two Alaska Native village corporations with extensive landholdings near Pebble, securing access to a transportation corridor to serve the proposed mine. The agreements make Alaska Peninsula Corporation and Iliamna Natives Limited partners in the Pebble enterprise, and demonstrate local Alaska Native support for the project.

●	In addition to overwhelmingly electing pro-development Governor Mike Dunleavy in November 2018, Alaska voters rejected an anti-development ballot measure promoted by its proponents as a means to stop Pebble by a margin of more than 2:1.

“The withdrawal of the Proposed Determination… the proposal for a smaller, environmentally optimized mine… the Draft EIS conclusions regarding the Bristol Bay salmon fishery… the published schedule for the Final EIS and Record of Decision… and the favorable political climate in Alaska – together, these factors give us a high level of confidence that we will get a permit,” Collier said.

Collier predicted that opponents of the Pebble Project will say withdrawal of the Proposed Determination means that Pebble will likely get a permit, but “only because the political fix is in.”

“My view is that they are only half right,” he said. “They are right when they say Pebble believes it is likely to get a permit, but not because the fix is in – rather, because our smaller, environmentally enhanced mine plan meets the high environmental standards and permitting requirement enforced in the US and Alaska, and should receive a permit.”

Collier further predicted that opponents will say, notwithstanding today’s withdrawal of the Proposed Determination, that EPA can always initiate a new veto process next year “Really? Why in the world would EPA withdraw a proposed veto today, if it intends to initiate a new one in less than a year?” he asked.

As proposed, the Pebble Project is expected to generate tens of millions of dollars in State government revenues each year at a time when the State of Alaska is facing a fiscal crisis. It is also expected to support some 2,000 Alaska jobs, with average compensation for mine workers in excess of $100,000/year.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through PLP, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company’s future performance or the outcome of litigation.

Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions.

The National Environment Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com